YayYo, Inc.

433 N. Camden Drive, Suite 600

Beverly Hills, California 90210

July 10, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Re:	YayYo, Inc.
Rule 259(a) Withdrawal of Form 1-A Post-qualification Amendment
File No. 024-10654

Dear Sir/Madam:

Pursuant to Rule 259(a) promulgated under the Securities Act of 1933, as amended, YayYo, Inc., a Delaware corporation (the “Company”), hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Post-qualification Amendment of Form 1-A (the “Form 1-A POS”). The Form 1-A POS was originally filed with the Commission on March 28, 2018.

In addition, the Company hereby respectfully requests and applies for immediate withdrawal by the Commission of a second Post-qualification Amendment of Form 1-A that was originally filed with the Commission on April 11, 2018.

The Company files the aforementioned withdrawals because the Company has determined not to pursue sales of its securities using Form 1-A. The Company confirms that no securities have been sold under the Post-qualification amendment of Form 1-A pursuant to the Rule 259(a).

If you have any questions regarding this application for withdrawal, please do not hesitate to call Jonathan Rosen, Chief Executive Officer of the Company at (310) 926-2643.

Very truly yours,

/s/ Jonathan Rosen
Jonathan Rosen
Chief Executive Officer